SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated August 22, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	5155B	August 18, 2008

[redacted]

08004867

SUPPL

SEC File No. 82-34751

Elementis plc Email Alert
<emailalert@hemscottbusiness.co.uk>
08/18/2008 06:05 AM

To eleanor.besserman@eleme......
cc
bcc
Subject Hemscott News Alert - Elementis PLC

RNS Number : 5155B
Elementis PLC
18 August 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation: Leg
Legal & Ge

4. Full name of shareholder(s) (if different from 3.): Legal & Gen

Le

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

6. Date on which issuer notified:

7. Threshold(s) that is/are crossed or reached:

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering t		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voti rights	
			Direct	Direct	Indirect
Ord GBP0.05	Below 5%		23,189,593	21,892,483	1,297,110

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial	Expiration	Exercise/ Conversion	Number of voting rights that may be acquir

instrument	date	Period/ Date	exercised/ converted.

Total (A+B)

Number of voting rights	% of voting rights
23,189,593	5.17

9. Chain of controlled undertakings through which the voting rights and/or the financial insti applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (23,189,593 - 5.17% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (23,189,593 - 5.17% = Total Positi
Legal & General Investment Management Limited (Indirect) (LGIM) (23,189,593 - 5.17% = Total Position)
Legal & General Group Plc (Direct) (L&G) (21,892,483 - 4.889% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (19,741,640 - 4.40%=PMC) Legal & Genera LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (19,741,640 - 4.40%=PMC) Legal & Gener LGPL)
Legal & General

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Notification using the total votin

14. Contact name: Helen Lewis

15. Contact telephone number: 020 3124

END